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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Petroleum Helicopters Incorporated

(Name of Issuer)

Voting Common Stock

(Title of Class of Securities)

716604 10 3

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 716604 10 3

1.	Name of Reporting Person: Woodbourne Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9%

12.	Type of Reporting Person: PN

13G
CUSIP No. 716604 10 3

1.	Name of Reporting Person: Clayton Management Company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 224,700

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 224,700

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9%

12.	Type of Reporting Person: CO

13G
CUSIP No. 716604 10 3

1.	Name of Reporting Person: John D. Weil		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 224,700

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 224,700

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9%

12.	Type of Reporting Person: IN

AMENDMENT NO. 4 TO SCHEDULE 13G

     The Reporting Person reported the acquisition of shares of Voting Common Stock (“Stock”) of Petroleum Helicopters Incorporated, a Delaware corporation (“Issuer”), 113 Borman Drive, P.O. Box 23502, Lafayette, LA 70508, in an initial filing of this Schedule 13G on February 16, 1999. In this regard, Item 4 (as heretofore amended) is hereby amended as follows. All other items are unchanged from the initial filing, as amended.

Item 4. Ownership.

			Woodbourne	Clayton	Weil
				(general partner	(sole director and
				of Woodbourne)	shareholder of Clayton)

(a)	Amount beneficially owned:		224,700	224,700	224,700

(b)	Percent of Class:		7.9%	7.9%	7.9%

(c)	Number of Shares as to which the person has:

	(i)	Sole power to vote or direct the vote:	-0-	224,700	224,700

	(ii)	Shared power to vote or direct the vote:	-0-	-0-	-0-

	(iii)	Sole power to dispose or to direct the disposition of:	-0-	224,700	224,700

	(iv)	Shared power to dispose or to direct the disposition of:	-0-	-0-	-0-

Percentage figures are based on 2,851,866 shares outstanding as of September 30, 2002 based on the company’s most recent 10-Q filing with the SEC.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:	February 13, 2003	WOODBOURNE PARTNERS, L.P.,

by its General Partner, CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil
John D. Weil, President

Dated:	February 13, 2003	CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil
John D. Weil, President

Dated:	February 13, 2003	/s/ John D. Weil
John D. Weil

EXHIBIT A TO SCHEDULE 13G

AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

     The undersigned persons, on February 13, 2003, agree and consent to the joint filing on their behalf of this Amendment No. 4 to Schedule 13G in connection with their beneficial ownership of the voting common stock of Petroleum Helicopters Incorporated.

WOODBOURNE PARTNERS, L.P.,

by its General Partner, CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil John D. Weil, President

CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil John D. Weil, President

/s/ John D. Weil John D. Weil